VIACOM INC.

SENIOR NOTES OFFERING—FINAL TERMS

Issuer Free Writing Prospectus

Dated September 24, 2009

Filed Pursuant to Rule 433

Registration Statement No. 333-139086

Issuer:	Viacom Inc.

Ratings:*	Moody’s: Baa3 / S&P: BBB / Fitch: BBB

Format:	SEC Registered

Securities:	Senior Notes

Principal Amount Offered Hereby:	$250,000,000	$300,000,000

Aggregate Principal Amount to be Outstanding:	$250,000,000	$550,000,000

Trade Date:	September 24, 2009	September 24, 2009

Settlement Date:	September 29, 2009	September 29, 2009

Maturity Date:	September 15, 2015	September 15, 2019

Price to Public:	99.814%	101.938%

Gross Spread:	0.375%	0.450%

Net Proceeds:	$248,597,500	$304,464,000

Coupon:	4.250%	5.625%

Yield to Maturity:	4.286%	5.370%

Spread to Benchmark Treasury:	UST + 195 bps	UST + 200 bps

Benchmark Treasury:	2.375% UST due 8/14	3.625% UST due 8/19

Benchmark Treasury Price / Yield:	100-5 3/4 / 2.336%	102-4 / 3.370%

Interest Payment Dates:	Semi-annually on March 15 and September 15 commencing March 15, 2010	Semi-annually on March 15 and September 15 commencing March 15, 2010

Make-Whole Call:	Treasury Rate plus 35 bps	Treasury Rate plus 35 bps

Denominations:	$2,000 X $1,000	$2,000 X $1,000

Day Count:	30/360	30/360

CUSIP:	92553PAF9	92553PAD4

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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